 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Page, Mark (Last) (First) (Middle) 3111 West Allegheny Avenue (Street) Philadelphia, PA 19132 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Pep Boys - Manny, Moe & Jack PBY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/10/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           SVP-Store Operations
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	12/10/2002		M		21,000	A	$6.3438
Common Stock	12/12/2002		S		21,000	D	$11.3335
Common Stock	12/10/2002		M		10,000	A	$6.40
Common Stock	12/12/2002		S		10,000	D	$11.3335	900
Common Stock	12/10/2002		I		481(1)	D	$11.50	1068(2)	I

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Option (right to buy)	$6.3438	12/10/2002		M			21,000	(3)	03/28/2010	Common Stock	21,000		$14,000	D
Option (right to buy)	$6.40	12/10/2002		M			10,000	(4)	3/26/20112012	Common Stock	10,000		$15,000	D
Explanation of Responses:

(1) Represents the number of shares disposed from the Reporting Person's account under The Pep Boys Savings Plan as a result of a plan loan.

(2) Represents the number shares held in the Reporting Persons's account under The Pep Boys Savings Plan, as reflected in his last plan statement (as of 9/30/02), minus the number of shares disposed of as described in footnote (1).

(3) Options to purchase 35,000 shares were granted on 3/28/2000. Twenty percent of these options were exercisable on the date of grant. An additional twenty percent of such options became exerciseable on each of 3/28/2001 and 3/28/2002. An additional twnety percent of such options become exerciseable on each of 3/28/2003 and 3/28/2004.

(4) Options to purchase 25,000 shares were granted on 3/26/2001. Twenty percent of these options were exercisable on the date of grant. An additional twenty percent of such options become exerciseable on 3/26/2002. An additional twenty percent of such options become exerciseable on each of 3/26/2003, 3/26/2004 and 3/26/2005.

By: /s/ Mark L. Page 12/12/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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